

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 19, 2019

Craig I. Felenstein
Chief Financial Officer
Lindblad Expeditions Holdings, Inc.
96 Morton Street, 9th Floor
New York, New York 10014

> **Re: Lindblad Expeditions Holdings, Inc.**
> **Form 10-K for the Year Ended December 31, 2018**
> **Filed February 28, 2019**
> **Form 10-Q for the Quarter Ended March 31, 2019**
> **Filed May 2, 2019**
> **Form 8-K furnished May 2, 2019**
> **File No. 001-35898**

Dear Mr. Felenstein:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarter Ended March 31, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations - Consolidated, page 21

1. We note from your statements of income that you had a significant income tax benefit recognized in the three months ended March 30, 2019. Please tell us, and revise your discussion in MD&A to disclose the nature of this income tax benefit as well as expectations for the 2019 annual effective tax rate.

Craig I. Felenstein
Lindblad Expeditions Holdings, Inc.
June 19, 2019
Page 2

Form 8-K furnished May 2, 2019

Exhibit 99.1 Earnings Release, page 1

2.   We note that your earnings release includes a financial outlook section which discloses a range of expected Adjusted EBITDA amounts. Please revise to include a reconciliation of this non-GAAP measure to the most comparable measure, or alternatively disclose that you are relying on the unreasonable efforts exception in Item 10(e)(1)(i)(B). See also Question 102.10 in the SEC Staff's Compliance and Disclosure Interpretation on Non-GAAP Financial Measures updated April 4, 2018.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Effie Simpson at (202) 551-3346 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Melissa Raminpour, Branch Chief at (202) 551-3750 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Transportation and Leisure

cc: Thomas Naiman